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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. __)*


                         SHEFFIELD PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   82123D 30 9
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                                 (CUSIP Number)

                        Elan International Services, Ltd.
                            c/o Brock Silverstein LLC
             One Citicorp Center, 153 East 53rd Street, 56th Floor,
                       New York, N.Y. 10022 (212) 371-2000
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                         Attention: David Robbins, Esq.
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 30, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   Page 1 of 7
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                                  SCHEDULE 13D

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CUSIP NO. 82123D 30 9                           PAGE 2 OF 7 PAGES
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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Elan International Services, Ltd.
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [ ]
       (SEE INSTRUCTIONS)                                               (B) [ ]
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  WC
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [ ]
       PURSUANT TO ITEMS 2(D) OR 2(E)
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Bermuda
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                     7     SOLE VOTING POWER

    NUMBER OF                       15,026,819 shares
     SHARES       -------------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY                        - 0 -
      EACH        -------------------------------------------------------------
    REPORTING        9     SOLE DISPOSITIVE POWER
     PERSON                         15,026,819 shares
      WITH        -------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                                    - 0 -
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  15,026,819 shares
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
         CERTAIN SHARES (SEE INSTRUCTIONS)

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           40.0%
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14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  CO
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ITEM 1.  SECURITY AND ISSUER.

                  Common Stock, par value $.01 per share (the "Common Stock")

                  Sheffield Pharmaceuticals, Inc.
                  425 South Woodsmill Road, Suite 270
                  St. Louis MO 63017-3441

ITEM 2.  IDENTITY AND BACKGROUND.

                  This Form 13-D is filed by Elan International Services, Ltd., a Bermuda corporation ("EIS"), 102 St. James Court, Flatts, Smiths Parish, FL 04, Bermuda. EIS is a wholly-owned subsidiary of Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, an Irish public limited company ("Elan"). During the last five years, none of the persons named above in this
Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On June 30, 1998, pursuant to the terms of a letter agreement dated June 3, 1998 by and among Elan and EIS on the one hand, and Sheffield Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), on the other hand, EIS acquired (a) 4,571,428 shares (the "Initial Shares") of Common Stock of the Issuer, (b) a warrant (the "Warrant") to acquire up to 990,000 shares of Common Stock at an exercise price of $2.00 per share, and (c) 11,500 shares of Series C Convertible Preferred Stock (the "Series C Preferred;" and together with the Initial Shares and the Warrant, the "Securities") for aggregate consideration of $17,500,000. The Series C Preferred pays quarterly dividends of 7% of its issue price through the issuance of additional shares of Series C Preferred. The consideration for the Securities was provided by EIS's general corporate funds. Additionally, pursuant to the letter agreement, the Issuer issued to EIS a $2 million convertible promissory note (the "Convertible Note"), which bears interest at prime plus 1%. As of March 23, 1999, (i) the Series C Preferred, together with dividends thereon, was convertible into 8,586,013 shares of Common Stock and (ii) the outstanding principal and interest on the Convertible Note of $1,538,913 was convertible into 879,378 shares of Common Stock.

                  As of July 15, 1998 the Issuer's board of directors was expanded by one, and a designee of EIS was appointed to fill the vacancy thereby created. In addition, for as long as EIS owns 5% or more of the Issuer's Common Stock (on a fully diluted basis), EIS is entitled to appoint a nominee to the management slate of directors for all meetings at which directors may be elected.

ITEM 4.  PURPOSE OF TRANSACTION.

                  EIS acquired the Securities for investment purposes. In addition, in connection with the transactions described in Item 3 above, the Issuer and EIS caused to be formed a joint venture company, Systemic Pulmonary Delivery, Ltd. ("Systemic"), owned 100% by the Issuer, which will receive research and development assistance from Elan. Systemic has been formed principally to develop and commercialize certain technology and other intellectual property licensed by the Issuer to Systemic.

                  Except as set forth above, neither EIS nor Elan has a plan or proposal which relates to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;


                                   Page 3 of 7

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                  (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing the Common Stock to cease to be authorized to be traded on the American Stock Exchange, Inc.

                  (i) To have the Common Stock terminated from registration under the Securities Act of 1933; or

                  (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

                  (a) 15,026,819 shares of Common Stock, representing 40.0% (based upon 27,083,419 shares of the Issuer outstanding as of March 19, 1999, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 1998).

                  (b)      sole power to vote: 15,026,819
                           shares shared power to vote: -0-
                           sole power to dispose: 15,026,819 shares shared power to dispose: -0-

                  (c) None.

                  (d) None.

                  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


                  1.       Purchase Agreement, dated June 30, 1998.*

                  2. License and Development Agreement by and among Elan, Systemic and Issuer, dated June 30, 1998.*

                  3. License and Development Agreement by and among Issuer, Systemic and Elan, dated June 30, 1998.*


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                  4.       License and Development Agreement by and among
                           Systemic, Issuer, and Elan, dated June 30, 1998.*

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*Incorporated by reference to the Issuer's Current Report on Form 8-K dated June
30, 1998 (Commission File No. 1-12584).


                                   Page 5 of 7

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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: March 26, 1999



                                            Elan International Services, Ltd.




                                            By: /s/ Kevin Insley
                                               --------------------------------
                                                Kevin Insley
                                                Director


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                                  EXHIBIT INDEX

1.       Purchase Agreement, dated June 30, 1998.*

2. License and Development Agreement by and among Elan, Systemic and Issuer, dated June 30, 1998.*

3. License and Development Agreement by and among Issuer, Systemic and Elan, dated June 30, 1998.*

4. License and Development Agreement by and among Systemic, Issuer, and Elan, dated June 30, 1998.*

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*Incorporated by reference to the Issuer's Current Report on Form 8-K dated June
30, 1998 (Commission File No. 1-12584).

                                   Page 7 of 7